Pioneer Merger Corp.

660 Madison Avenue
New York, New York 10065

January 6, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	Pioneer Merger Corp. Registration Statement on Form S-1 File No. 333-251556

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pioneer Merger Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on January 7, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact James S. Rowe, of Kirkland & Ellis LLP, special counsel to the Company, at (312) 862-2191, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Ryan Khoury
Ryan Khoury
Chief Executive Officer